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United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 5)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TRIBUNE COMPANY
(Name of Subject Company (Issuer))

TRIBUNE COMPANY
(Issuer)

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

896047 10 7
(CUSIP Number of Class of Securities)

Crane H. Kenney
Senior Vice President,
General Counsel and Secretary
Tribune Company
435 North Michigan Avenue
Chicago, Illinois 60611
(312) 222-9100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Steven A. Rosenblum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Thomas A. Cole Larry A. Barden Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Charles W. Mulaney, Jr. Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom, LLP 333 West Wacker Dr. Chicago, Illinois 60606 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,284,000,000	$131,519
*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 126,000,000 shares of common stock at a price of $34.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

        ☒    Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $131,519.00	Filing Party: Tribune Company
Form or Registration No.: Schedule TO	Date Filed: April 25, 2007

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transaction to which the statement relates:

        ☐    third party tender offer subject to Rule 14d-1.

        ☒    issuer tender offer subject to Rule 13e-4.

        ☒    going private transaction subject to Rule 13e-3.

        ☐    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

        This Amendment No. 5 (this "Amendment No. 5") amends and supplements Amendment No. 4 filed with the Securities and Exchange Commission (the "SEC") on May 4, 2007, Amendment No. 3 filed with the SEC on May 1, 2007, Amendment No. 2 filed with the SEC on April 27, 2007, Amendment No. 1 filed with the SEC on April 26, 2007 and the Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of a Schedule TO filed by Tribune Company, a Delaware corporation (the "Company"), on April 25, 2007 (as amended, the "Schedule TO"), in connection with the Agreement and Plan of Merger, dated as of April 1, 2007 (the "Merger Agreement"), by and among the Company, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan (the "ESOP"), Tesop Corporation, a Delaware corporation wholly owned by the ESOP and, for limited purposes, EGI-TRB, L.L.C., a Delaware limited liability company wholly owned by a trust established for the benefit of Samuel Zell and his family. In connection with the Merger Agreement, the Company is offering to purchase up to 126,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights issued under the Rights Agreement, dated as of December 12, 1997, as amended, between the Company and Computershare Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, at a price of $34.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2007 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Tender Offer"), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 5, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

        Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:

          As discussed in the Offer to Purchase under "The Tender Offer—Conditions of the Tender Offer," one of the conditions to the Tender Offer is the receipt of an opinion from Valuation Research Corporation or another nationally recognized valuation firm satisfactory to the Company, in form and substance satisfactory to the Company, as to the solvency of the Company after giving effect to the Tender Offer. As of May 9, 2007, this condition has been satisfied. The opinion of Valuation Research Corporation is attached hereto as Exhibit (c)(11). For additional information, see "Special Factors—Opinion of Valuation Research Corporation."

Item 10. Financial Statements.

        Item 10 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Tender Offer—Certain Financial Information" by adding the following at the end of the subsection entitled "Summary Historical Consolidated Financial Data":

          Historical Financial Information.    We incorporate by reference the financial statements and notes thereto set forth in Item 1 of our Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2007. You should refer to "The Tender Offer—Information About Tribune

  Company" for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

          Summary Historical Consolidated Financial Data.    The following table sets forth our summary historical consolidated financial data for the quarterly periods ended April 1, 2007 and March 26, 2006, certain selected ratios for the quarterly periods ended April 1, 2007 and March 26, 2006, and our financial position at April 1, 2007. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2006 and our unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2007. Financial data for the quarterly periods ended April 1, 2007 and March 26, 2006, and the selected ratios for the quarterly periods ended April 1, 2007 and March 26, 2006 are unaudited and, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

TRIBUNE COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of dollars, except per share data)
(Unaudited)

	First Quarter Ended
	April 1, 2007	March 26, 2006
Operating Revenues	$1,214,502	$1,269,421
Operating Expenses
Cost of sales (exclusive of items shown below)	617,032	631,369
Selling, general and administrative	358,976	366,591
Depreciation	52,025	49,870
Amortization of intangible assets	5,007	4,690

Total operating expenses	1,033,040	1,052,520

Operating Profit	181,462	216,901
Net income on equity investments	12,684	6,548
Interest and dividend income	3,154	2,180
Interest expense	(83,249)	(48,772)
Loss on change in fair values of derivatives and related investments	(69,780)	(10,317)
Gain on sales of investments, net	73	3,466
Other non-operating loss, net	(14,008)	(6,846)

Income from Continuing Operations Before Income Taxes	30,336	163,160
Income taxes	(19,257)	(64,004)

Income from Continuing Operations	11,079	99,156
Income (Loss) from Discontinued Operations, net of tax	(34,374)	3,608

Net Income (Loss)	(23,295)	102,764
Preferred dividends	—	(2,103)

Net Income (Loss) Attributable to Common Shares	$(23,295)	$100,661

Earnings (Loss) Per Share:
Basic:
Continuing operations	$.05	$.32
Discontinued operations	(.14)	.01

Net income (loss)	$(.10)	$.33

Diluted:
Continuing operations	$.05	$.32
Discontinued operations	(.14)	.01

Net income (loss)	$(.10)	$.33

Dividends per common share	$.18	$.18

  Summary Historical Consolidated Financial Data

Three Months Ended
	April 1, 2007	March 26, 2006
(unaudited)
Selected Ratio:
Ratio of earnings to fixed charges	1.7x	4.0x
At April 1, 2007
(unaudited) (Dollars in thousands, except per share amounts)
Financial Position:
Assets	$13,183,924
Current liabilities	2,454,709
Long-term debt	3,608,570
Other non-current liabilities	2,816,225
Shareholders' equity	4,304,420
Book value per common share	$17.89

        Item 10 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Tender Offer—Certain Financial Information" by adding the following at the end of the subsection entitled "Summary Unaudited Pro Forma Consolidated Financial Data":

          The following unaudited pro forma condensed consolidated financial statements present the Company's pro forma consolidated financial position at April 1, 2007 and its pro forma consolidated results of operations for the quarter then ended. These unaudited pro forma consolidated financial statements are derived from our historical unaudited condensed consolidated financial statements and give effect to the repurchase of shares of Company Common Stock pursuant to the Tender Offer and the related refinancings of certain indebtedness of the Company, as if such repurchase and refinancings had occurred at the beginning of fiscal year 2006 for purposes of the pro forma condensed consolidated statement of income and as if such repurchase and refinancings had occurred at the end of the first fiscal quarter of 2007 for purposes of the pro forma condensed consolidated balance sheet. In addition, these unaudited pro forma condensed consolidated financial statements give effect to the Step One Purchase Transaction as if such transaction had been consummated at the beginning of fiscal year 2006 for purposes of the pro forma condensed consolidated statement of income and as if such transaction had been consummated at the end of the first fiscal quarter of 2007 for purposes of the pro forma condensed consolidated balance sheet.

          The unaudited pro forma condensed consolidated financial statements include adjustments directly attributable to the Tender Offer and related refinancings that are expected to have a continuing impact on the Company. The unaudited pro forma condensed consolidated financial statements do not give effect to the consummation of the Merger, the repayment of the Exchangeable Note held by the Zell Entity or the issuance of the $225 million Subordinated Note or the 15-year Warrant to the Zell Entity in the Step Two Purchase Transaction because the consummation of such transactions is subject to the satisfaction of certain conditions, including stockholder approval, receipt of financing, FCC approval and the receipt of a solvency opinion. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. We believe the assumptions used, and pro forma adjustments derived from such assumptions, are reasonable based upon currently available information. However, such adjustments are subject to change based on finalization of the Tender Offer and related refinancings. The Tender Offer is subject to a number of conditions, and there can be no assurance that the Tender Offer will be consummated or when such consummation might occur.

          These unaudited pro forma condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2006 and our unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2007, which are incorporated herein by reference. These unaudited pro forma condensed consolidated financial statements are not necessarily indicative of either our financial position or the results of operations that actually would have been attained had the repurchase of shares of Company Common Stock and related refinancings pursuant to the Tender Offer, and consummation of the Step One Purchase Transaction, been completed at the dates indicated, or that will be achieved in the future. These unaudited pro forma condensed consolidated financial statements have been included herein for informational and comparative purposes only. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under "Cautionary Note on Forward-Looking Statements."

Pro Forma Condensed Consolidated Statement of Income (Unaudited)

	First Quarter Ended April 1, 2007
	Historical	Pro Forma Adjustments		Pro Forma
	(In thousands, except per share data)
Operating Revenues	$1,214,502	$—		$1,214,502
Operating Expenses
Cost of sales (exclusive of items shown below)	617,032	—		617,032
Selling, general and administrative	358,976	—		358,976
Depreciation	52,025	—		52,025
Amortization of intangible assets	5,007	—		5,007

Total operating expenses	1,033,040	—		1,033,040
Operating Profit	181,462	—		181,462
Net income on equity investments	12,684	—		12,684
Interest and dividend income	3,154	—		3,154
Interest expense	(83,249)	(99,345	)(a)	(182,594)
Loss on change in fair values of derivatives and related investments	(69,780)	—		(69,780)
Gain on sales of investments, net	73	—		73
Other non-operating loss, net	(14,008)	—		(14,008)

Income from Continuing Operations Before Income Taxes	30,336	(99,345)		(69,009)
Income taxes	(19,257)	37,254	(b)	17,997

Income from Continuing Operations	$11,079	$(62,090)		$(51,011)
Earnings Per Share from Continuing Operations
Basic	$0.05			$(.44)
Diluted	$0.05			$(.40)
Weighted-average Common Shares Outstanding
Basic	239,959	(124,529	)(c)	115,430
Diluted	242,052	(118,647	)(c)	123,405
Book value per common share	$17.89			$0.47
Ratio of earnings to fixed charges	1.7			0.8

See "Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements."

Pro Forma Condensed Consolidated Balance Sheet (Unaudited)

	As of April 1, 2007
	Historical	Pro Forma Adjustments		Pro Forma
	(In thousands of dollars)
Assets
Current Assets
Cash and cash equivalents	$182,109	$—		$182,109
Accounts receivable, net	676,973	—		676,973
Inventories	50,146	—		50,146
Broadcast rights	243,061	—		243,061
Deferred income taxes	79,374	—		79,374
Assets held for sale	4,535	—		4,535
Prepaid expenses and other	69,588	—		69,588

Total current assets	1,305,786	—		1,305,786

Properties
Property, plant and equipment	3,586,372	—		3,586,372
Accumulated depreciation	(1,940,230)	—		(1,940,230)

Net properties	1,646,142	—		1,646,142

Other Assets
Broadcast rights	250,984	—		250,984
Goodwill	5,780,251	—		5,780,251
Other intangible assets, net	2,807,545	—		2,807,545
Time Warner stock related to PHONES debt	315,520	—		315,520
Other investments	536,526	—		536,526
Prepaid pension costs	307,207	—		307,207
Assets held for sale	84,681	—		84,681
Other	149,282	113,368	(d)	262,650

Total other assets	10,231,996	113,368		10,345,364

Total assets	$13,183,924	$113,368		$13,297,292

Liabilities and Shareholders' Equity
Current Liabilities
Borrowings under bridge credit facility	$1,325,000	$(1,325,000	)(e)	$—
Other debt due within one year	22,664	—		22,664
Contracts payable for broadcast rights	290,927	—		290,927
Deferred income	205,837	—		205,837
Accounts payable, accrued expenses and other current liabilities	610,281	(6,237	)(d)	604,044

Total current liabilities	2,454,709	(1,331,237)		1,123,472

Long-Term Debt
PHONES debt related to Time Warner stock	612,080	—		612,080
Other long-term debt (less portions due within one year)	2,996,490	5,694,520	(e)	8,691,010

Total long-term debt	3,608,570	5,694,520		9,303,090

Other Non-Current Liabilities
Deferred income taxes	1,897,399	—		1,897,399
Contracts payable for broadcast rights	377,785	—		377,785
Compensation and other obligations	541,041	—		541,041

Total other non-current liabilities	2,816,225	—		2,816,225

Shareholders' Equity
Common stock and additional paid-in capital	6,870,377	(1,793,879	)(g)	5,076,498
Retained earnings	3,016,452	(10,395 (101 (2,495,641	)(d) )(f) )(g)	510,314
Treasury common stock (at cost)	(4,972,072)	50,101	(f)	(4,921,971)
Unearned ESOP shares	(250,000)	—		(250,000)
Accumulated other comprehensive income (loss)	(360,337)	—		(360,337)

Total shareholders' equity	4,304,420	(4,249,915)		54,505

Total liabilities and shareholders' equity	$13,183,924	$113,368		$13,297,292

See "Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements."

  Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

          On April 1, 2007, our Board, based on the recommendation of the Special Committee, approved the Company's entry into the Leveraged ESOP Transactions. In connection with the Leveraged ESOP Transactions, the Company agreed to launch the Tender Offer to repurchase up to 126,000,000 shares of Company Common Stock that are currently outstanding at a price of $34.00 per share. On April 1, 2007, the Company also entered into the Zell Entity Purchase Agreement and the ESOP Purchase Agreement. The terms of these agreements included the following:

    •
    Pursuant to the ESOP Purchase Agreement, on April 1, 2007, the ESOP purchased from the Company 8,928,571 shares of Company Common Stock at a price of $28.00 per share. The ESOP paid for this purchase with a promissory note of the ESOP in favor of the Company in the principal amount of $250 million, to be repaid by the ESOP over the 30-year life of the loan through its use of annual contributions from the Company to the ESOP and/or distributions paid on the shares of Company Common Stock held by the ESOP.

    •
    Pursuant to the Zell Entity Purchase Agreement, on April 23, 2007, the Zell Entity made an initial investment of $250 million in the Company in exchange for (1) 1,470,588 shares of Company Common Stock at $34.00 per share and (2) an unsecured subordinated exchangeable promissory note of the Company in the principal amount of $200 million. The promissory note is exchangeable at the Company's option, or automatically upon termination of the Merger Agreement, into an aggregate of 5,882,353 shares of Company Common Stock, subject to antidilution adjustments.

          To finance the Tender Offer and to refinance indebtedness under its existing credit facilities, the Company has secured financing commitments from certain lenders.

          The unaudited pro forma condensed consolidated statement of income does not reflect material non-recurring charges, which we anticipate will affect income from continuing operations within 12 months following the Tender Offer and related refinancings. The most significant of these charges are costs related to the extinguishment of the Company's existing term facility and bridge credit facility. We currently estimate that the income statement charges related to the extinguishment will be approximately $9 million after-tax. The unaudited pro forma condensed consolidated balance sheet reflects the impact of these non-recurring charges.

          The pro forma adjustments for the Tender Offer and related refinancings, and the Step One Purchase Transaction are described below.

  (a)
  The pro forma interest expense adjustment assumes the issuance of approximately $7.0 billion of new variable rate debt to finance the Tender Offer, and to refinance the Company's existing term facility and bridge credit facility. A rate of 7.86%, based on LIBOR (at May 9, 2007) plus a spread of 2.5%, has been used to compute pro forma interest expense on the new borrowings. The pro forma interest expense adjustment is net of the historical interest expense on the Company's term facility and bridge credit facility that were assumed to be refinanced and includes the amortization of estimated debt issuance costs of $130 million using an average life of seven years. A one-eighth percentage point change in the assumed interest rate on the new borrowings would increase or decrease pro forma interest expense by approximately $9 million.

    In addition, the pro forma interest expense adjustment also includes interest on the $200 million subordinated exchangeable promissory note issued in connection with the Zell Entity Purchase Agreement. A rate of 4.81%, based on the rate specified in the Zell Entity Purchase Agreement, has been used to compute interest expense on the promissory note.

    The following table summarizes the pro forma interest expense adjustment.

Pro forma interest expense adjustment ($ in millions)
New variable rate debt	$138
$200 million promissory note	2
Amortization of debt issuance costs	5
Less: existing term facility	(25)
Less: existing bridge credit facility	(21)

Interest expense adjustment	$99

  (b)
  Reflects the income tax effect of the pro forma interest expense adjustment utilizing the applicable statutory tax rate for the quarter ended April 1, 2007.

  (c)
  The pro forma adjustment to basic weighted-average common shares outstanding reflects the repurchase of 126,000,000 shares of Company Common Stock and the issuance of 1,470,588 shares of Company Common Stock as of the beginning of fiscal year 2006 in connection with the Zell Entity Purchase Agreement. The pro forma adjustment to diluted weighted-average common shares outstanding also reflects the assumed conversion of the $200 million promissory note into 5,882,353 shares of Company Common Stock as of the beginning of fiscal year 2006.

  (d)
  Reflects $130 million of debt issuance costs in connection with the new borrowings and the write-off of $17 million of debt issuance costs ($10 million after-tax) as a result of the extinguishment of the term facility and bridge credit facility.

  (e)
  To record the issuance of the new borrowings and the refinancing of the existing term facility and existing bridge credit facility.

  (f)
  To record the issuance of shares of Company Common Stock to the Zell Entity in connection with the Step One Purchase Transaction. The shares were assumed to have been issued from our existing treasury common stock at the average value of $34.07 per share.

  (g)
  To record the repurchase and subsequent retirement of 126,000,000 of Company Common Stock at $34.00 per share in connection with the Tender Offer, including $5.5 million of related transaction costs.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(J)	Press Release of Tribune Company, dated May 9, 2007 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2007).
(c)(11)	Opinion of Valuation Research Corporation, dated May 9, 2007.
(c)(12)	Tribune Company Solvency Opinion Analysis, dated May 9, 2007, prepared by Valuation Research Corporation for the Board of Directors of Tribune.

Item 13. Additional Information Required by Schedule 13E-3.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations

        Item 13, Schedule 13E-3, Item 9(a), of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase by adding the following new section after the section entitled "Special Factors—Opinion of the Company's Financial Advisor":

        Opinion of Valuation Research Corporation

          The Company has engaged Valuation Research Corporation ("VRC") to conduct and provide solvency and capital adequacy analyses and solvency and capital adequacy opinions to the Company after giving effect to the Step One Transactions (as defined below), and subsequent solvency and capital adequacy analyses and solvency and capital adequacy opinions in connection with the Merger and related transactions. The Company selected VRC based on its qualifications, expertise and reputation in providing valuation and solvency opinions.

          On May 9, 2007, VRC made a presentation to the Board and provided the Board with a written opinion stating that, as of such date: (1) immediately before giving effect to the consummation of the Step One Transactions, each of the Fair Value and Present Fair Saleable Value of the aggregate assets (including goodwill) of Tribune exceeds its liabilities (including the Stated Liabilities and the Identified Contingent Liabilities) (the "Capital Reduction Test"); (2) immediately after and giving effect to the consummation of the Step One Common Stock Purchase, each of the Fair Value and Present Fair Saleable Value of the aggregate assets (including goodwill) of Tribune will exceed its liabilities (including the Stated Liabilities, the Identified Contingent Liabilities and the New Financing), and such excess is in an amount that is not less than the capital of the Company (as determined pursuant to Section 154 of the Delaware General Corporation Law) (the "Valuation and Capital Adequacy Test"); (3) immediately after and giving effect to the consummation of the Step One Transactions, Tribune will be able to pay its debts (including the Stated Liabilities, the Identified Contingent Liabilities and the New Financing) (each as defined below), as such debts mature or otherwise become absolute or due (the "Cash Flow Test"); and (4) immediately after and giving effect to the consummation of the Step One Transactions, Tribune Does Not Have Unreasonably Small Capital (as defined below) (the "Capitalization Test").

          The full text of VRC's written opinion, dated as of May 9, 2007, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations of the reviews undertaken in rendering its opinion, is attached as Exhibit (c)(11) to the Schedule TO, and incorporated herein by reference. The written presentation materials provided by VRC to the Board on May 9, 2007 is attached as Exhibit (c)(12) to the Schedule TO, and incorporated herein by reference. The summary below is qualified by reference to the full text of the opinion and the written presentation. We encourage you to read the full text of the opinion in its entirety. VRC's opinion is directed to the Board, addresses only the matters set forth therein, and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares in the Tender Offer.

          Furthermore, VRC's opinion does not represent an assurance, guarantee, or warranty that the Company will not default on any of its debt obligations or other liabilities in either the Step One Transactions or Step Two Transactions (as defined below), nor does the opinion provide any assurance, guarantee, or warranty that any covenants, financial or otherwise, associated with any financing will not be breached in the future.

          In its presentation to the Board on May 9, 2007, VRC reviewed the Valuation and Capital Adequacy Test, the Cash Flow Test, the Capitalization Test and the Capital Reduction Test. In connection with the Valuation and Capital Adequacy Test, VRC estimated the Fair Value and Present Fair Saleable Value of the Company by using comparable companies, comparable transactions, sum of individual assets, and discounted cash flow valuation methodologies. VRC estimated Fair Value and Present Fair Saleable Value ranges of approximately $13.9 billion to $16.4 billion for the Company's aggregate assets including goodwill, with a midpoint of $15.1 billion. For VRC's analysis, aggregate assets including goodwill is represented by enterprise value. VRC's corresponding estimates for the Company's equity value as a percent of enterprise value ranged from a low of 32.5 percent to a high of 42.8 percent, with a midpoint of 38.1 percent. With respect to the Cash Flow Test, VRC estimated net cash flow, after scheduled debt repayments, of $211.0 million, $175.0 million, $437.1 million, $67.1 million, $553.2 million, $611.2 million and $579.7 million in 2007 through 2013, respectively. It also reviewed sensitivity cash flow cases showing lower, but still positive, cash flows after scheduled debt repayments in all years from 2007 to 2013 except 2010. In the 2010 sensitivity cash flow case, VRC estimated that the Company would have to draw down approximately $82.6 million on its revolving credit facility. However, VRC believes that the Company maintains adequate liquidity in the 2010 sensitivity cash flow case by maintaining an estimated $174.7 million of cash and $667.4 million of availability under its $750 million revolving credit facility. With respect to the Capitalization Test, VRC discussed the post-transaction relative equity value of the Company, as well as various sensitivity tests it had conducted. It estimated a post-transaction equity value range of approximately $4.5 billion to $7.0 billion. With respect to the Capital Reduction Test, VRC estimates the Company's equity value as a percent of enterprise value ranged from a low of 69.4 percent to a high of 74.0 percent, with a midpoint of 71.9 percent.

          In rendering its opinion, VRC estimated the Fair Value and Present Fair Saleable Value of the aggregate assets of the Company on a consolidated basis immediately after and giving effect to the consummation of the following transactions: (1) the purchase by the Zell Entity of newly issued Company Common Stock for an aggregate purchase price of $50 million in cash, and an exchangeable note for a purchase price of $200 million in cash, (2) the ESOP Purchase Agreement, (3) the borrowing by the Company of debt of approximately $7.0 billion under the First Step Credit Facilities, (4) the Tender Offer, (5) the refinancing of existing debt of approximately $2.4 billion in accordance with the First Step Credit Facilities, (6) the roll-over of certain existing debt of approximately $2.4 billion and (7) the payment of financing and other transaction fees of approximately $152 million (collectively, the "Step One Transactions"). For purposes of VRC's opinion, the following terms have the meanings set forth below:

          (1) "Fair Value" means the amount at which the aggregate or total assets of the Company would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act.

          (2) "Present Fair Saleable Value" means with respect to the assets of the Company, the amount that may be realized if such aggregate assets are sold with reasonable promptness.

          (3) "Does Not Have Unreasonably Small Capital" means, with respect to the Company, that the Company does not lack sufficient capital for the businesses in which it is engaged, and will be engaged, as management has indicated such businesses are now conducted and are proposed to be conducted.

          (4) "Stated Liabilities" means the recorded liabilities of the subject entity as presented on the most recent balance sheet provided to VRC, which excludes the new financing (as defined below).

          (5) "Step Two Transactions" means: (i) the borrowing by the Company of additional debt of approximately $4.2 billion; (ii) the repayment by the Company of the exchangeable note acquired by the Zell Entity under the Zell Entity Purchase Agreement; (iii) the closing of the Merger; (iv) the purchase by the Zell Entity from the Company of a subordinated note for $225 million and the purchase by the Zell Entity of the Warrant; (v) the roll-over of certain existing debt of approximately $9.1 billion; (vi) the payment of cash distributions triggered by a change of control of approximately $104 million; (vii) the payment of financing and other transaction fees of approximately $120 million; (viii) the election of an S-Corporation status following the Merger; and (ix) the sale of the Chicago Cubs and interest in Comcast SportsNet Chicago.

          (6) "New Financing" means the indebtedness incurred, assumed or guaranteed by the Company in connection with the Step One Transactions.

          (7) "Identified Contingent Liabilities" means the reasonably estimated contingent liabilities that may result from threatened or pending litigation, asserted claims and assessments, environmental conditions, guaranties, indemnities, contract obligations, uninsured risks, purchase obligations, taxes, and other contingent liabilities as identified and explained to VRC by the Company in terms of their nature, expected timing and estimated dollar amount by responsible officers of the Company.

          VRC's opinion was based on, among other things, its solvency and capital adequacy analyses following a review of certain of the Company's public filings, discussions with management, review of industry data, and review of information provided by the Company including the forecasts reflected in VRC's written presentation included as Exhibit (c)(12) to the Schedule TO.

          In rendering its opinion, VRC assumed and relied upon the accuracy and completeness of all information, data and other material (including certain financial forecasts) furnished or otherwise made available to it by the Company, discussed with or reviewed by VRC with the Company, or publicly available, and VRC did not assume any responsibility for independently verifying such information, data or materials. Nothing came to the attention of VRC to lead it to believe that it was unreasonable for VRC to utilize and rely upon such financial forecasts, information and data.

          VRC's opinion was based on, among other things, the assumptions that: (1) the Company will be able to refinance debts when they mature and that it will not make acquisitions or dispositions other than those assumed during the forecast period based on the financial forecasts provided to VRC; and (2) that the Step One Transactions will be consummated in accordance with the terms and conditions of the ESOP Transaction Model dated April 2007, term sheets or Step One Transactions agreements provided to VRC and that the Company is in compliance in all material respects with any and all applicable laws, rules or regulations of any and all legal or regulatory authorities.

          The Company also expects that VRC will provide a solvency opinion in connection with the Merger. The Company's receipt of a satisfactory solvency opinion giving effect to the Merger and related transactions is a condition to consummation of the Merger. The Company will pay VRC fees of $1.5 million for services rendered in connection with delivering these opinions plus expenses.

          In 2006, VRC provided real estate appraisal services to the Company in connection with the restructuring of the TMCT LLCs, for which it was paid customary fees.

        Item 13, Schedule 13E-3, Item 9(b), of the Schedule TO is hereby amended by adding the following at the end thereof:

  The information set forth in the Offer to Purchase under "Special Factors—Opinion of Valuation Research Corporation" is incorporated herein by reference.

        Item 13, Schedule 13E-3, Item 9(c), of the Schedule TO is hereby amended by adding the following after the first sentence thereof:

  The materials attached as Exhibits (c)(11) and (c)(12) to the Offer to Purchase are incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2007	TRIBUNE COMPANY
	By:	/s/ CRANE H. KENNEY Name: Crane H. Kenney Title: Senior Vice President, General Counsel and Secretary

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated April 25, 2007.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2007.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2007.
(a)(1)(F)*	Form of Summary Advertisement, dated April 25, 2007.
(a)(1)(G)*	Form of Letter From Tribune Company to Participants in the Tribune Company Employee Stock Purchase Plan, dated April 25, 2007.
(a)(1)(H)*	Form of Letter From the Northern Trust Company to Participants in the Tribune Company Retirement Plans, dated April 25, 2007.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)*	First Amended Complaint filed in the Superior Court of California, Los Angeles County, captioned Garamella v. FitzSimons, et al., Case No. BC362110, filed on April 4, 2007.
(a)(5)(B)*	Complaint filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned Simpson v. Tribune Co., et al., Case No. 07CH9519, filed on April 5, 2007.
(a)(5)(C)**	Tender Offer Employee Questions and Answers, made available April 25, 2007.
(a)(5)(D)**	Press Release, dated April 25, 2007.
(a)(5)(E)**	Tender Offer Employee Questions and Answers, made available April 26, 2007.
(a)(5)(F)***	Transcript of a video message addressed to Tribune employees on April 27, 2007.
(a)(5)(G)***	Tender Offer Employee Questions and Answers, made available April 27, 2007.
(a)(5)(H)****	Tender Offer Employee Question and Answer, made available May 1, 2007.
(a)(5)(I)*****	Tender Offer Employee Questions and Answers, made available May 4, 2007.
(a)(5)(J)	Press Release of Tribune Company, dated May 9, 2007 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2007).
(b)(1)(A)	Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(b)(1)(B)	Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(b)(2)(A)*	Exhibit A to Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America, N.A.

(b)(2)(B)*	Exhibit A to Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A.
(c)(1)*	Opinion of Morgan Stanley & Co. Incorporated, dated April 1, 2007 (included as Annex I to this Statement).
(c)(2)*	Opinion of Merrill Lynch & Co., dated April 1, 2007 (included as Annex II to this Statement).
(c)(3)*	Excerpt from financial analysis presentation materials, dated February 12, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(4)*	Excerpt from financial analysis presentation materials, dated February 24, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(5)*	Financial analysis presentation materials, dated March 21, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(6)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(7)*	Financial analysis presentation materials, dated March 21, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(8)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(9)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(10)*	Financial analysis presentation materials, dated April 1, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(11)******	Opinion of Valuation Research Corporation, dated May 9, 2007.
(c)(12)******	Tribune Company Solvency Opinion Analysis, dated May 9, 2007, prepared by Valuation Research Corporation for the Board of Directors of Tribune.
(d)(1)	Agreement and Plan of Merger, dated as of April 1, 2007, by and among Tribune Company, Tesop Corporation, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan and EGI-TRB, L.L.C. (solely for the limited purposes of Section 8.12 thereof), incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(2)	Registration Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(3)	Registration Rights Agreement, dated as of April 1, 2007, by and between Tribune Company and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(4)	Securities Purchase Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and Samuel Zell, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(5)	Form of Subordinated Exchangeable Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(6)	Form of Subordinated Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(7)	Form of Warrant Agreement, incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(8)	ESOP Purchase Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, a separate trust created under the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(9)	ESOP Loan Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(10)	ESOP Note, dated as of April 1, 2007, executed by GreatBanc Trust Company, not in its individual or corporate capacity, but solely in its capacity as trustee of the Tribune Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan in favor of Tribune Company, incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(11)	ESOP Pledge Agreement, dated as of April 1, 2007, between the Company and GreatBanc Trust Company, not in its individual or corporate capacity but solely in its capacity as trustee of the Tribune Employee Stock Ownership Trust which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(12)	Investor Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(13)	Voting Agreement, dated as of April 1, 2007, by and among Tribune Company, and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(14)	Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(15)	Tribune Employee Stock Ownership Trust, dated April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(16)	Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, dated as of December 12, 1997, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 1 to Current Report on Form 8-K, dated December 12, 1997.
(d)(17)	Amendment No. 1, dated as of June 12, 2000, to the Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 4.1 to Current Report on Form 8-K, dated June 12, 2000.
(d)(18)	Amendment No. 2, dated as of September 21, 2006, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K, dated September 21, 2006.
(d)(19)	Amendment No. 3, dated as of April 1, 2007, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, as amended by Amendment No. 1, dated as of June 12, 2000, and Amendment No. 2, dated as of September 21, 2006, incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(20)	Tribune Company Supplemental Retirement Plan, as amended and restated October 18, 2006, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.3 to Current Report on Form 8-K, dated October 18, 2006.
(d)(21)	Tribune Company Directors' Deferred Compensation Plan, as amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated December 22, 2005.

(d)(22)	The Times Mirror Company Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.7 to The Times Mirror Company's Annual Report on Form 10-K as filed March 29, 1995.
(d)(23)	Tribune Company Bonus Deferral Plan, as amended and restated as of October 18, 2006, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K, dated October 18, 2006.
(d)(24)	Tribune Company 1992 Long-Term Incentive Plan, effective as of April 29, 1992, as amended April 19, 1994, incorporated by reference from Exhibit 10.5 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.11 to Annual Report on Form 10-K as filed March 22, 1995.
(d)(25)	First Amendment to Tribune Company 1992 Long-Term Incentive Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.5a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(26)	Tribune Company Executive Financial Counseling Plan, effective October 19, 1988, as amended January 1, 1994, incorporated by reference from Exhibit 10.6 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.13 to Annual Report on Form 10-K as filed March 23, 1994.
(d)(27)	Tribune Company Transitional Compensation Plan for Executive Employees, amended and restated effective as of July 19, 2006, incorporated by reference from Exhibit 10.7 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007.
(d)(28)	Tribune Company Supplemental Defined Contribution Plan, as amended and effective as of October 18, 2006, incorporated by reference from Exhibit 10.8 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated October 18, 2006.
(d)(29)	Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10 to Annual Report on Form 10-K as filed March 16, 2000.
(d)(30)	First Amendment to Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10a to Quarterly Report on Form 10-Q for the quarter ended September 24, 2000.

(d)(31)	Second Amendment to Tribune Company Employee Stock Purchase Plan, effective as of May 7, 2002, incorporated by reference from Exhibit 10.9b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8b to Annual Report on Form 10-K as filed March 12, 2003.
(d)(32)	Tribune Company 1995 Non-employee Director Stock Option Plan, as amended and restated effective December 9, 2003, incorporated by reference from Exhibit 10.10 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.9 to Annual Report on Form 10-K as filed February 27, 2004.
(d)(33)	Tribune Company 1996 Non-employee Director Stock Compensation Plan, as amended and restated effective January 1, 2005, incorporated by reference from Exhibit 10.11 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to Current Report of Form 8-K dated December 22, 2005.
(d)(34)	Tribune Company Incentive Compensation Plan, as amended and restated effective May 12, 2004, incorporated by reference from Exhibit 10.12 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 27, 2004.
(d)(35)	Form of Notice of Grant and Stock Option Term Sheet, incorporated by reference from Exhibit 10.12a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 11, 2005.
(d)(36)	Form of Restricted Stock Unit Award Notice, incorporated by reference from Exhibit 10.12b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 21, 2006.
(d)(37)	The Times Mirror Company 1997 Directors Stock Option Plan, incorporated by reference from Exhibit 10.13 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.15 to The Times Mirror Company's Annual Report on Form 10-K as filed March 18, 1997.
(d)(38)	Limited Liability Company Agreement of TMCT, LLC, dated August 8, 1997, incorporated by reference from Exhibit 10.14 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K, dated August 8, 1997.
(d)(39)	Lease Agreement between TMCT, LLC and Times Mirror, dated August 8, 1997, incorporated by reference from Exhibit 10.15 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to The Times Mirror Company's Current Report on Form 8-K, dated August 8, 1997.

(d)(40)	Amended and Restated Limited Liability Company Agreement of TMCT II, LLC, dated September 3, 1999, incorporated by reference from Exhibit 10.16 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K, dated September 3, 1999.
(d)(41)	First Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 14, 2000, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.17a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(42)	Second Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 1, 2002, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.14b to Annual Report on Form 10-K, as filed March 12, 2003.
(d)(43)	Subordinated Exchangeable Promissory Note of Tribune Company, dated April 23, 2007, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 24, 2007.
(d)(44)	Letter Agreement, dated April 23, 2007, among Tribune Company, EGI-TRB, L.L.C. and Samuel Zell, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 24, 2007.
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*
Previously filed on Schedule TO on April 25, 2007.

**
Previously filed on Amendment No. 1 to Schedule TO on April 26, 2007.

***
Previously filed on Amendment No. 2 to Schedule TO on April 27, 2007.

****
Previously filed on Amendment No. 3 to Schedule TO on May 1, 2007.

*****
Previously filed on Amendment No. 4 to Schedule TO on May 4, 2007.

******
Filed herewith.

QuickLinks

INTRODUCTION
  Item 4. Terms of the Transaction .
  Item 10. Financial Statements .
SIGNATURE
Exhibit Index